Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Smith, Dennis M.	2. Issuer Name and Ticker or Trading Symbol VSOURCE, INC. (VSRC)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
_X__ Director                    _X_ 10% Owner
_X_ Officer (give             __X_ Other (specify
                  title below)                     below)

Chief Financial Officer and Chief Strategy Officer

(Last) (First) (Middle) Unit 501, AXA Centre, 151 Gloucester Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year May 2002
(Street) Wanchai Hong Kong		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	5/30/02	J(1)		105,517	A	(1)	2,624,191	D

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Mr. Smith acquired 105,217 shares (the "Shares") of common stock ("Common Stock") of Vsource, Inc. ("Vsource") on May 30, 2002, from Total E-commerce Limited ("TEC") as part of a shareholder distribution by TEC. Mr. Smith is a shareholder of TEC. The Shares were originally issued to NetCel360 Holdings Limited ("NetCel360"), a company whose assets were acdquired by Vsource under an acquisition agreement dated as of May 24, 2001 in exchange for 3,709,699 shares of Vsource Common Stock and the assumption by Vsource of certain NetCel360 debt (the "Acquisition"). As part of a plan of reorganization, NetCel360 recently distributed certain shares of Vsource Common Stock received in the Acquisition, including the Shares, to its shareholders, including TEC. On May 30, 2002, for its part, TEC distributed certain shares of Vsource Common Stock received from NetCel360, including the Shares, to its shareholders, including Mr. Smith.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Dennis M. Smith **Signature of Reporting Person	May 31, 2002 Date
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